FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Kerensen Consulting, Cloud Leader in France, Standardizes on Magic xpi Integration Platform for Its salesforce.com Customer

Press Release

Kerensen Consulting, Cloud Leader in France, Standardizes on Magic xpi Integration Platform for Its salesforce.com Customers

Or Yehuda, Israel, September 17, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Kerensen Consulting, France’s cloud leader is standardizing on Magic xpi Integration Platform for its salesforce.com customers.

“Many businesses are transitioning to cloud computing to improve agility and lower costs,” says Michel Assouline CEO of Kerensen Consulting. “By integrating Salesforce with ERP and other enterprise applications, we help our customers increase productivity and revenues, and gain a real-time 360 degree view of their customers and their business for improved customer service and better decision making.”

“We chose the Magic xpi Integration Platform due to its ease of use, comprehensive library of certified connectors to leading enterprise systems including Salesforce, SAP, Oracle, Microsoft, and IBM, and its ability to integrate on-premise, legacy and cloud applications,” added Assouline.

“As a Magic partner for the past three years and having used Magic xpi to complete Salesforce integration projects for more than a dozen customers, including L’Occitane, Stallergenes, Autosur, Loxam and Valeo Services, we are confident that Magic’s technology, support and roadmap will enable us to best serve our customers and our business – today and into the future,” concluded Assouline.

As part of the enhanced partnership, Kerensen has created a Center of Expertise on the Magic xpi platform to lead projects on business process transformation (CRM, ERP, Social Networking, etc.) to the cloud. The center is meant to provide Kerensen employees with the tools, knowledge base and support they need to implement major cloud transformation projects.

“With over 320 Salesforce cloud deployments to date, Kerensen is France’s clear leader in the growing market for cloud transformation services. We are excited that Kerensen Consulting has chosen to make Magic xpi an integral part of their business offering,” said Eric Choppe, Managing Director of Magic Southern Europe. “Kerensen will also be able to leverage the same Magic skills to take advantage of our enterprise mobility solution running on the same technology stack.”

About Kerensen Consulting

Kerensen Consulting is an operational consulting firm business-oriented, able to support the definition and management of projects with strong business challenges in a national and international context. Kerensen offers three services: Consulting, Integration and Technology on a range of skills such as CRM, Marketing Automation and Enterprise Architecture. Kerensen is a strategic partner of the leading software players in the market including salesforce.com, Eloqua, Zuora and SAP.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact: Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Kerensen Consulting, Cloud Leader in France, Standardizes on Magic xpi Integration Platform for Its salesforce.com Customers

Exhibit 10.1